# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SURF AIR MOBILITY INC., CIK 0001936224
CUSIP: 868927203
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 12111 S. Crenshaw Blvd., Hawthorne, California (CA), 90250
Date of event which requires filing of this statement: 01/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-040856
Filed by CIK 0001940719

## Reporting persons
- GEM Global Yield LLC SCS: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GEM Global Yield Fund LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Christopher F. Brown: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SURF AIR MOBILITY INC.
Address of issuer's principal executive offices: 12111 S. Crenshaw Blvd., Hawthorne, California, 90250

## Item 2. Person Filing
Name of person filing: This Schedule is jointly filed by GEM Global Yield LLC SCS ("GEM Investor"), Gem Global Yield Fund LLC ("GEM GP"), and Christopher F. Brown, a United States citizen. The foregoing entities and person are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal place of business of GEM Investor is 12C, rue Guillaume J. Kroll, L-1882 Luxembourg. The address of the principal place of business of the other Reporting Persons is 9 West 57th Street, New York, NY 10019.
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Agreement of Joint Filing

## Signatures
- GEM Global Yield LLC SCS: /s/ Christopher F. Brown, Christopher F. Brown Manager (01/16/2025)
- GEM Global Yield Fund LLC: /s/ Christopher F. Brown, Christopher F. Brown Manager (01/16/2025)
- Christopher F. Brown: /s/ Christopher F. Brown, Christopher F. Brown (01/16/2025)